EXHIBIT (a)(9)

Mitel Networks Corporation - Stock Option Exchange Offer
Frequently Asked Questions

This fact sheet contains a brief informal summary of our Stock Option Exchange.

What is this offer and how does it work?

This is a planned voluntary stock option exchange offer. If choosing to participate, employees holding outstanding stock options will receive 1 new option for every 1 option returned and cancelled. Accordingly, the vesting dates and expiration term will be reset next July when the new grants are intended to be issued. The new options will be granted at least six months plus one day from the date of cancellation of the surrendered options. The exercise price of the new options will be equal to 100% of the fair market value of our shares on the date of the new grant. The new options will be governed by the Employee Stock Option Plan currently governing all of our outstanding options.

Why are we doing this?

Our Board and Executive Management, in recognizing employee commitment, wish to provide employees with a more effective incentive program while, at the same time, creating value for our stockholders. The offer is designed to give you the potential to get more value from your options in the future by exchanging your options for ones priced more relative to market conditions.

The offer takes into consideration our strategic direction, shareholder preferences, and U.S. securities and accounting, UK Inland Revenue and Canadian income tax laws and regulations.

Who will be eligible to participate in this program?

All of our employees who have outstanding stock options are eligible to participate. Non-employee members of our Board, consultants and independent advisors are not eligible to participate.

Do I have to participate in the offer?

You do not have to participate in the offer and there will be no repercussions if you choose not to participate. Again, it is entirely up to you but we cannot advise you of what action you should take. We are however endeavoring by the documents we provide and by the meetings we plan to ensure that you have sufficient information to make an informed decision. We do suggest, however, that you consult with your own professional tax and/or investment advisor to decide exactly what is right for you in your particular circumstances.

When do I have to make a decision?

The offer is valid until 23rd January 2004. If by midnight, Eastern Standard Time, on 23rd January 2004, you have taken no action, you will retain your existing stock options and will not have participated in this voluntary offer.


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Who approved the offer?

Our Board of Directors and Executive Management approved the offer on the basis that this is an essential step towards rewarding our employees for their outstanding commitment.

Why did we choose this type of program rather than just re-pricing current options or issuing additional options?

Simply re-pricing outstanding options would require us, under applicable financial accounting rules, to recognize significant charges in our financial statements thus having a negative impact on our earnings per share and fair market value of our shares. Granting a large number of additional options without canceling outstanding options would have a dilutive effect to our stockholders and could have a dilutive effect on our earnings per share.

If the fair market value of our stock drops after I am granted the new options, will Mitel Networks make another similar offer?

We are making the offer only at this time due to the financial conditions that have affected us and the fair market value of our stock. This is a one-time offer and you should take this into account in deciding whether to participate and whether to tender your options for exchange. It is impossible to predict whether we would ever make a similar offer in the future, however we have no present plan to do so.

What happens to the shares I purchased through the employee stock purchase plan?

Individual shares purchased through the employee stock purchase plan are not included in this offer. Only option grants are eligible for exchange.

Do I have to exchange all my options or just some of them?

You cannot elect to surrender just some options per individual grant. If you surrender any option from an individual grant, all options from that grant must be surrendered. If you were granted 100 options in March 2001, you cannot surrender only 50. All 100 must be surrendered if any are to be surrendered. However, if you have two individual option grants, you do not have to surrender all options from both individual grants. You can surrender either the first grant or the second grant and keep all of the other, surrender all of both grants, or not surrender options from either grant.

What happens to my options if I decide not to participate in the offer?

If you decide not to participate in the offer, your options will remain outstanding until they terminate, expire or are exercised. They will retain their terms, including their exercise price.

What happens to my options that I have elected to exchange?

These will be cancelled upon the expiration of the offer (currently scheduled for 23rd January 2004) and you will no longer have any rights to them.


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Is the offer conditional upon any other event?

There are certain circumstances, such as a change in accounting principles or a lawsuit challenging the offer that could affect the offer. However, once the offer has closed on 23rd January 2004, these events can no longer impact the offer.

Am I eligible to receive future grants if I participate in the offer?

Yes. Participating in the offer will not affect in any way your eligibility to receive future grants of options; however, if you participate in the offer, you will not be eligible to receive future option grants until the grant date of the new options.

To whom should I turn for advice including regarding tax implications of the offer?

We advise you to carefully review the documents we have distributed regarding this matter, particularly the Offer to Exchange document. Our employees, directors and officers cannot make any recommendation or give any advice and if you have any concerns you should consult your tax and/or financial advisor with regard to this offer.

If you have any questions about any of the documents we distributed to you, please call Julie Kozij at (613) 592-2122, extension 4130 or Sandra Felskie at
(613) 592-2122, extension 3475. You may also email questions to us at 6plus1@mitel.com.

What happens if I am no longer employed by Mitel Networks?

If your employment terminates after you surrender your options but before the expiration of the offer, you will not be eligible to participate in the offer and the options you surrendered will not be cancelled and will be returned to you.

If your employment terminates after the expiration of the offer but before we grant you your new options, you will not be granted any new options and the options you surrendered will have already been cancelled and will not be returned to you.

Am I guaranteed that the exercise price of my new options will be lower than those that I surrender?

The exercise price of the new options will be the fair market value of our shares on the day that the new options are granted, which we expect to be next July. There is no guarantee that the price will be lower than those surrendered, however the rationale for this offer is predicated upon the decision by the Board of Directors to do what they believe is in the best long-term interest of employees.

What happens if I change my mind?

You may withdraw your tendered options by submitting to us a properly completed withdrawal form before midnight, Eastern Standard Time, on 23rd January 2004.


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How will I know that my tendered options have been accepted?

Promptly after we accept and cancel your tendered options, we will send you a confirmation statement indicating the number of options we cancelled and a promise by us to grant you the new options on the grant date.

(This fact sheet is purely supplementary to the Offer to Exchange, which has been distributed to you. The Offer to Exchange is comprehensive in itself and this FAQ is not part of the document.)


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